EXHIBIT 99.2
                            CORAL GOLD RESOURCES LTD.
                           400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600












NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
-----------------------------------------------------------

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Consolidated Interim Balance Sheets
Unaudited

                                                              October 31, 2004      January 31, 2004
                                                                      $                     $
                                                              --------------------------------------
ASSETS
Current
Cash and cash equivalents                                         1,767,385             2,567,156
Accounts and advances receivable                                     69,694                56,545
Marketable securities                                                57,359                57,359
Prepaid expenses                                                      6,978                10,976
Share subscriptions receivable                                       11,945                70,645
                                                              --------------------------------------
Total current assets                                              1,913,361             2,762,681

Investment securities                                                72,575                72,575

Equipment                                                             4,826                 5,678

Mineral properties (Note 2)                                       8,231,510             7,574,347

Reclamation deposit                                                 507,973               551,719
                                                              --------------------------------------

Total assets                                                     10,730,245            10,967,000
                                                              ======================================

LIABILITIES
Current
Accounts payable and accrued liabilities                             13,950                78,347
Advances payable                                                     10,375                82,748
                                                              --------------------------------------
Total liabilities                                                    24,325               161,095
                                                              --------------------------------------

SHAREHOLDERS' EQUITY

Subscriptions received in advance                                         -               791,720

Share capital (Note 3)                                           30,743,902            29,646,238

Deficit                                                         (20,037,982)          (19,632,053)
                                                              --------------------------------------
Total shareholders' equity                                       10,705,920            10,805,905
                                                              --------------------------------------

Total liabilities and shareholders' equity                       10,730,245            10,967,000
                                                              ======================================

On behalf of the Board

"Matt Wayrynen" Director
---------------

"Ernest Calvert" Director
----------------



     See accompanying notes to the consolidated interim financial statements

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Consolidated Interim Statement of Operations and Deficit
Unaudited

                                    Three months ended October 31, Nine Months ended October 31,

                                           2004                      2003                  2004               2003
                                             $                         $                     $                  $
                                    ---------------------------------------------------------------------------------
Revenue
  Interest                                8,378                     1,546                24,132              6,094

Expenses
  Amortization                              285                       150                   852                448
  Consulting fees                        12,345                    15,147                30,230             22,647
  Directors fees                              -                    14,000                     -             24,000
  Investor relations and
    shareholder information              10,979                    60,750                57,222            126,165
  Legal and accounting                   20,542                    12,251                35,634             46,742
  Listing and filing fees                 7,555                    26,141                16,902             35,779
  Management fees                        22,500                    22,500                67,500             67,500
  Office and miscellaneous               26,827                    19,808                87,515             80,870
  Salaries and benefits                  22,747                    10,322                47,211             43,834
  Transfer agent fees                     6,390                     4,549                11,420              7,243
  Travel                                 11,389                     8,779                16,306             29,660
                                    ---------------------------------------------------------------------------------
                                        141,559                   194,397               370,792            484,888
                                    ---------------------------------------------------------------------------------

Operating loss                         (133,181)                 (192,851)             (346,660)          (478,794)

Other items
  Gain on sale of assets                      -                         -                 4,020                  -
  Foreign exchange loss                 (62,669)                  (93,867)              (63,289)          (143,420)
  Gain on recovery of
    doubtful accounts                         -                    39,666                     -             39,666
  Expenditures on previously
    written-off
      mineral properties                      -                    (5,040)                    -             (5,040)
  Write-down of investment
    securities                                -                   (19,096)                    -            (19,096)
                                    ---------------------------------------------------------------------------------

Loss for the period                    (195,850)                 (271,188)             (405,929)          (606,684)

Deficit, beginning of period        (19,842,132)              (19,213,953)          (19,632,053)       (18,878,457)
                                    ---------------------------------------------------------------------------------

Deficit, end of period              (20,037,982)              (19,485,141)          (20,037,982)       (19,485,141)
                                    =================================================================================

Loss per share                           ($0.04)                   ($0.01)               ($0.09)            ($0.02)
                                    =================================================================================




    See accompanying notes to the consolidated interim financial statements.

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Consolidated Interim Statement of Cash Flows
Unaudited

                                    Three Months Ended October 31, Nine months ended October 31,
                                           2004                    2003                 2004                2003
                                             $                       $                    $                   $
                                    -------------------------------------------------------------------------------
Cash flows from (used in)
  operating activities
    Loss for the period                  (195,850)               (271,188)            (405,929)           (606,684)
    Adjustments for items not
      Involving cash:
    - amortization                            285                     150                  852                 448
    - interest on reclamation
        deposit                                 -                  (1,444)                   -              (3,744)
    - foreign exchange loss                     -                  32,428                    -             167,426
    - reclamation deposit                       -                       -                    -                   -
    - write-down of investment
        securities                              -                  19,096                    -              19,096
                                    -------------------------------------------------------------------------------

                                         (195,565)               (220,958)            (405,077)           (423,458)

    Change in non-cash
     working capital:
    - accounts and advances
        receivable                         (7,818)                 (2,882)             (13,149)             18,912
    - prepaid expenses                       (730)                 29,435                3,998             (14,884)
    - share subscriptions
        receivable                        (11,945)                      -               58,700                   -
    - accounts payable and
        accrued
         liabilities                      (10,891)                 23,964              (65,897)            (60,793)
    - advances payable                    (33,435)                (68,661)             (70,873)            (94,916)
                                    --------------------------------------------------------------------------------
                                         (260,384)               (239,102)            (492,298)           (575,139)
                                    --------------------------------------------------------------------------------
Cash flows from (used in)
  investing activities
    Purchase of equipment                       -                       -                    -                (435)
    Mineral property expenditures        (238,747)               (192,951)            (657,163)           (384,211)
    Reclamation deposit                    45,364                       -               43,746             503,186
                                    --------------------------------------------------------------------------------
                                         (193,383)               (192,951)            (613,417)            118,540
                                    --------------------------------------------------------------------------------
Cash flows from (used in)
  financing activities
    Issuance of common shares                   -                 189,725            1,097,664             347,643
    Subscriptions received in
      advance                                   -               1,500,208             (791,720)          1,500,208
                                    --------------------------------------------------------------------------------

                                                -               1,689,933              305,944           1,847,851
                                    --------------------------------------------------------------------------------

(Decrease) increase in cash
  and cash equivalents                   (453,767)              1,257,880             (799,771)          1,391,252

Cash and cash equivalents,
  beginning of period                   2,221,152                 469,406            2,567,156             336,034
                                    --------------------------------------------------------------------------------

Cash and cash equivalents,
  end of period                         1,767,385               1,727,286            1,767,385           1,727,286


    See accompanying notes to the consolidated interim financial statements.

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Notes to Consolidated Interim Financial Statements
October 31, 2004
Unaudited


1.        Basis of Presentation

          These unaudited consolidated interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2004.

2.        Mineral Properties

          The following is a summary of mineral property expenditures for the nine months ended October 31, 2004 and 2003.

                                                                              2004           2003
                                                                       -----------------------------------
                  Robertson Project
                  Assays                                                    $ 25,207          $       -
                  Claim maintenance                                          103,078             82,343
                  Consulting                                                  70,535             88,228
                  Drilling                                                   106,566                  -
                  Field supplies and other                                    10,269             20,366
                  Lease payments                                             125,230            140,716
                  Reclamation                                                212,683             52,558
                  Total expenditures for Robertson Project                   653,568            384,211

                  Norma Sass
                  Geological consulting                                        3,595                  -
                  Total expenditures for Norma Sass                            3,595                  -

                  Total deferred exploration for the
                    nine months ended October 31                            $657,163        $   384,211

3.        Share Capital

          On July 30, 2004, the shareholders approved a 10:1 share consolidation and an increase in the authorized capital to 50,000,000 common shares. The share consolidation and increase in authorized capital was effective September 1, 2004. All share capital figures in these financial statements reflect retroactive application of this share consolidation, on a postconsolidated number of shares basis. Loss per share has also been presented for all periods on a post consolidated basis.

          (a) Authorized: 50,000,000 common shares without par value

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Notes to Consolidated Interim Financial Statements
October 31, 2004
Unaudited

3.        Share Capital (Continued)

          (b) Issued:

                                                        2004                             2003
                                    --------------------------------------------------------------------------
                                           Shares             Amount           Shares           Amount

          Balance, January 31            4,361,685         $29,646,238         3,470,993     $27,379,052
           Private placements              255,220           1,039,464                 -               -
           Exercise of warrants              1,600               4,960           154,760         364,168
           Exercise of stock options        30,400              76,224                 -               -
           Share issuance costs                  -             (22,984)                -         (16,525)
                                    --------------------------------------------------------------------------

          Balance, October 31            4,648,905         $30,743,902         3,625,753     $27,726,695
                                   ===========================================================================

          (c) Stock Options

          Stock option transactions for the year to date and the number of stock options outstanding at October 31, 2004 are summarized as follows:

                                                                No. of
                                                               Options
                                                               -------

          Balance, January 31, 2004                            173,250
          Exercised                                            (30,400)
          Expired                                                 (250)
                                                              --------

          Balance, October 31, 2004                            142,600
                                                              ========

     All stock options are exercisable at the price of $2.50 per share, expiring September 5, 2005.

          Number of shares subject to option at October 31, 2004:

         Exercise Price       Expiry                  No. of Shares Remaining
            Per Share         Date                       Subject to Option
         --------------------------------------------------------------------

               $2.50          September 5, 2005              142,600
                                                      ==========================

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Notes to Consolidated Interim Financial Statements
October 31, 2004
Unaudited

3.        Share Capital (Continued)

          (d)      Share Purchase Warrants

     A summary of share purchase warrants transactions for the year to date is as follows:

                                                                   No. of
                                                                  Underlying
                                                                    Shares
                                                                  ----------
          Balance, January 31, 2004                                1,086,767
          Granted 255,220
          Exercised (1,600)
          Expired (364,885)

          Balance, October 31, 2004 975,502

     The following share purchase warrants remain outstanding at October 31, 2004:

              Number of
         Underlying Shares          Exercise Price            Expiry Date
         -----------------------------------------------------------------------
              204,425                  $3.60               November 17, 2005
              102,957                  $3.90               December 19, 2005
              412,900                  $3.10               October 12, 2005
              104,380                  $4.80               February 16, 2006
              150,840                  $5.50               February 17, 2006
         ----------------

              975,502
         ----------------

4.        Related Party Transactions

     Related party transactions not disclosed elsewhere in these statements are as follows:

                    During the nine months ended October 31, 2004, the Company paid, or made provision for the future payment of the following amounts to related parties:

                    i) $77,161 (2003: $90,640) to a private company controlled by two directors of the Company for administrative expenses (i.e., rent, salaries, office supplies and other miscellaneous disbursements);

                   ii) $67,500 (2003: $67,500) to a private company controlled by a director for management fees;

                 (iii) $22,500 (2003: $15,000) consulting fees to a company owned by a director;

                  (iv) $Nil (2003: $15,000) to directors of the Company for director's expenses.